Exhibit 99.1

Blocklisting Six Monthly Return

Hong Kong, Shanghai, & Florham Park, NJ — Friday, December 30, 2022: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; HKEX: 13) announces the following blocklisting six monthly return:

1.	Name of applicant:	HUTCHMED (China) Limited
2.	Name of scheme:	(a)	Share Option Scheme conditionally adopted by HUTCHMED in 2005 (“2005 HUTCHMED Share Option Scheme”)
		(b)	Share Option Scheme conditionally adopted by HUTCHMED in 2015 (“2015 HUTCHMED Share Option Scheme”)
3.	Period of return:	From June 29, 2022 to December 28, 2022
4.	Balance under scheme from previous return:	(a)	2005 HUTCHMED Share Option Scheme: 883,300 ordinary shares of US$0.1 each
		(b)	2015 HUTCHMED Share Option Scheme: 52,867,578 ordinary shares of US$0.1 each
5.	The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	(a)	2005 HUTCHMED Share Option Scheme: Nil
		(b)	2015 HUTCHMED Share Option Scheme: Nil
6.	Number of securities issued/allotted under scheme during period:	(a)	2005 HUTCHMED Share Option Scheme: Nil
		(b)	2015 HUTCHMED Share Option Scheme: 200,000
7.	Balance under scheme not yet issued/allotted at end of the period:	(a)	2005 HUTCHMED Share Option Scheme: 883,300 ordinary shares of US$0.1 each
		(b)	2015 HUTCHMED Share Option Scheme: 52,667,578 ordinary shares of US$0.1 each
8.	Number and class of securities originally listed and the date of admission:

25,198,880 ordinary shares of US$0.1 each admitted on June 17, 2019 (to replace the Company’s previous block admission schemes following the Company’s share subdivision which took effect on May 30, 2019)

9.	Total number of securities in issue at the end of the period:	864,775,340 ordinary shares of US$0.1 each
Name of contact:		Weiguo Su
Address of contact:		Level 18, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong
Telephone number of contact:		+852 2121 8200

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has about 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception HUTCHMED has been focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury	+1 (917) 570 7340 (Mobile) | bmiles@soleburystrat.com
Europe – Ben Atwell / Alex Shaw, FTI	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) | HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) | HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500